Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 11, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update to our share repurchase program.

Share Repurchase Program

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About this Offering – What amount will you pay for shares of common stock repurchased pursuant to the share repurchase program?”

Q:What amount will you pay for shares of common stock repurchased pursuant to the share repurchase program?

A:We have adopted a share repurchase program whereby stockholders may request that we repurchase up to 25% of their shares quarterly while this offering is ongoing. We also may make repurchases upon the death of a stockholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”). For ordinary repurchases, the amount we will pay to repurchase your shares will depend upon how long a stockholder requesting repurchase has held his or her shares, or the Effective Repurchase Rate, as described below.

Exception repurchases are not subject to any discount associated with the amount of time shares were held and will be repurchased at 100% of the applicable price per share. For all other repurchases, we will repurchase the shares at the lower of the price that the stockholder paid for his or her share or the most recent NAV, or the Repurchase Base Price, multiplied by the Effective Repurchase Rate.  The repurchase rates at which we will repurchase shares are as follows:

Period	Repurchase Base Price Per Share
Through August 23, 2020	Lower of the investor’s purchase price or the most recent NAV per share
Starting after August 23, 2020	Most recent NAV per share

Effective
Share Repurchase Anniversary (Year)	Repurchase Rate (1)
Less than 1 year	(Lock-up) 0%
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

(1)	As a percentage of the Repurchase Base Price per share. The repurchase price will be rounded down to the nearest $0.01.

During the first year in which you have owned shares, you may not request that we repurchase your shares; provided, however, exception repurchase requests may be made at any time and, in such an event, the repurchase price we will pay will equal 100% of the applicable Repurchase Base Price Per Share, as described above.

Any fee charged to the Company by a third party in connection with a repurchase will be deducted from the total repurchase price, or Repurchase Cost. Accordingly, stockholders who present shares for repurchase will be paid an amount equal to the product of the applicable Repurchase Base Price per share multiplied by the Effective Repurchase Rate, minus the Repurchase Cost. For purposes of determining the time period a stockholder has held each share, the time period begins as of the date the stockholder acquired the share.

In the event that a stockholder requests repurchase of 100% of the shares owned by the stockholder on the date of presentment, we will waive the one-year holding period requirement for any shares presented that were acquired through our distribution reinvestment plan.

There is no regular trading market for our common stock. We do not expect that a regular trading market will develop unless we list our shares of common stock on a national securities exchange and we currently do not intend to do so. Further, following the conclusion of this offering, the Board may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend, or terminate the share repurchase program include (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason. See “Description of Our Common Stock—Quarterly Share Repurchase Program” for more details.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Stock — Quarterly Share Repurchase Program”:

While you should view your investment as long-term, we have adopted a share repurchase program, whereby stockholders may request that we repurchase up to 25% of their shares quarterly while this offering is ongoing.

Our common stock currently is not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our stockholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares of common stock to us in limited circumstances.

Stockholders may present for repurchase all or a portion of their shares of our common stock to us in accordance with the procedures outlined herein. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash subject to the availability of cash to fund such repurchase, which will be determined by the board of directors, in its full discretion.

In the event there are insufficient funds to honor all requested share repurchases, we will use the funds available and honor the repurchase requests on a pro rata basis.

We will not pay our Manager or its affiliates any fees to complete any transactions under our share repurchase program.

We may make repurchases upon the death of a stockholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”). For ordinary repurchases, the Effective Repurchase Rate will depend upon how long a stockholder requesting repurchase has held his or her shares.

Exception repurchases are not subject to any discount associated with the amount of time shares were held and will be repurchased at 100% of the applicable price per share. For all other repurchases, we will repurchase the shares at the Repurchase Base Price multiplied by the Effective Repurchase Rate.  The repurchase rates at which we will repurchase shares are as follows:

Period	Repurchase Base Price Per Share
Through August 23, 2020	Lower of the investor’s purchase price or the most recent NAV per share
Starting after August 23, 2020	Most recent NAV per share

Effective
Share Repurchase Anniversary (Year)	Repurchase Rate (1)
Less than 1 year	(Lock-up) 0%
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

(1)	As a percentage of the Repurchase Base Price per share. The repurchase price will be rounded down to the nearest $0.01.

During the first year in which you have owned shares, you may not request that we repurchase your shares; provided, however, exception repurchase requests may be made at any time and, in such an event, the repurchase price we will pay will equal 100% of the applicable Repurchase Base Price per share.

Any Repurchase Cost charged to the Company by a third party in connection with a repurchase will be deducted from the total repurchase price. Accordingly, stockholders who present shares for repurchase will be paid an amount equal to the product of the applicable Repurchase Base Price per share multiplied by the Effective Repurchase Rate, minus the Repurchase Cost.

In the event that a stockholder requests repurchase of 100% of the shares owned by the stockholder on the date of presentment, we will waive the one-year holding period requirement for any shares presented that were acquired through our distribution reinvestment plan.

At any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per share offering price.

It should be noted that the difference between 100% and the Effective Repurchase Rate, if any, is not paid to our Manager, its affiliates or any other party. That amount remains in the Company as cash.

For purposes of determining the time period a stockholder has held each share, the time period begins as of the date the stockholder acquired the share. As described above, in ordinary repurchases, the shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each share submitted for repurchase. Exception repurchases are not subject to any discount associated with the amount of time the shares were held and will be repurchased at 100% of the applicable Repurchase Base Price per share. Limited partners of our operating partnership who exchange their limited partnership units for shares of our common stock will be deemed to have owned their shares as of the date our operating partnership’s units were issued.

Repurchases of our shares of our common stock will be made quarterly upon written request to us at least 30 days prior to the end of the applicable quarter, which we refer to as the repurchase date. Stockholders may withdraw their repurchase request any time prior to the repurchase date. If we agree to honor a repurchase request, the shares of our common stock to be repurchased will cease to accrue distributions or have voting rights as of the repurchase date. If we are unable to honor a repurchase request, you can (i) withdraw your request for repurchase; or (ii) ask that we honor your request in a future quarter, if any, when such repurchase can be made pursuant to the limitation of the repurchase program when sufficient funds are available.

In the initial twelve months of this offering, we intend to limit the number of shares to be repurchased during a quarter to 1.25% of the weighted average number of shares of our common stock outstanding since the commencement of the offering. After this offering has been ongoing for twelve months and while it is still ongoing, we intend to limit the number of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). During the period that this offering is ongoing, all stockholders who have held their shares of our common stock for at least one year may request us to repurchase up to 25% of their shares quarterly, up to the aggregate quarterly and annual limitations discussed above. Once we have concluded this offering, we intend to evaluate share repurchase levels on a quarterly basis depending on our available cash.

In addition, following the conclusion of this offering, the Board may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason. Following the conclusion of this offering, the Board may also, in its sole discretion, decline any particular share repurchase request if it believes such action is necessary to preserve our status as a REIT (for example, if a repurchase request would cause a non-repurchasing stockholder to violate the ownership limits in our charter or if a repurchase constitutes a “dividend equivalent repurchase” that could give rise to a preferential dividend issue). Therefore, you may not have the opportunity to make a share repurchase request prior to any potential termination of our share repurchase program.

For more information about our share repurchase program or to submit a repurchase request, please contact us by email at MogulREITII@realtymogul.com.